FORM 11-K
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number 001-13958
A.	Full title of Plan and the address of the Plan, if different from that of the issuer named below:
THE HARTFORD INVESTMENT AND SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
THE HARTFORD FINANCIAL SERVICES GROUP, INC.
Hartford Plaza, Hartford, Connecticut 06115-1900

The Hartford Investment and Savings Plan
TABLE OF CONTENTS
December 31, 2005 and 2004

Page No(s).
Report of Independent Registered Public Accounting Firm	F-1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	F-2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	F-3
Notes to Financial Statements	F-4 – F-9
Supplemental Schedule:
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2005	F-10 – F-12
Signature	F-13
Exhibits
EX-23.1: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Members of
The Hartford Investment and Savings Plan
Hartford, Connecticut
We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic 2005 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic 2005 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2005 financial statements taken as a whole.
DELOITTE & TOUCHE LLP
Hartford, Connecticut
June 26, 2006

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004
($ IN THOUSANDS)

	2005	2004

Assets
Investments, at fair value:
The Hartford Financial Services Group, Inc. common stock (9,443,348 and 10,848,460 shares at December 31, 2005 and 2004, respectively)	$811,089	$751,907
Index fund	239,085	237,593
Mutual funds	841,787	647,268
Pooled temporary investments	27,007	22,209
Group annuity contracts, at contract value	635,963	562,197
Loans receivable from members	40,793	37,095

Total investments	2,595,724	2,258,269
Dividends and interest receivable	5,593	5,538

Total assets	2,601,317	2,263,807
Liabilities
Administrative expenses payable	—	462

Total liabilities	—	462

Net assets available for benefits	$2,601,317	$2,263,345

See Notes to Financial Statements.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005
($ IN THOUSANDS)

2005

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$193,235
Dividends and interest	108,145

Total investment gains	301,380
Interest on member loans	2,182
Employee contributions	116,363
Employer contributions, net of forfeitures	52,461
Rollover contributions	12,807
Other, net	459

Total additions	485,652

Deductions from net assets attributed to:
Benefits paid to members	144,023
Administrative expenses	3,657

Total deductions	147,680

Net increase	337,972

Net assets available for benefits:
Beginning of year	2,263,345

End of year	$2,601,317

See Notes to Financial Statements.

THE HARTFORD INVESTMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
($ in thousands)
Note 1. Description of the Plan
The following description of The Hartford Investment and Savings Plan (the “Plan”) is provided for general information purposes only. Members should refer to the Plan Document for more complete information.
The Hartford Financial Services Group, Inc., a Delaware corporation, and its consolidated subsidiaries (collectively, “The Hartford” or the “Company”) provide investment products, life insurance, group benefits, automobile and homeowners products, and business and property-casualty insurance to both individual and commercial customers in the United States and internationally. The Plan Sponsor, Hartford Fire Insurance Company, is a wholly owned subsidiary of The Hartford.
Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, loans, fund redistribution and definitions of all capitalized terms are contained in the Plan Document, which has been distributed to the members.
Plan Changes
See Note 9 for a general description of amendments made to the Plan Document during the two years ended December 31, 2005. See Note 10 for a general description of amendments made to the Plan Document subsequent to December 31, 2005.
General
The Plan is a defined contribution plan covering substantially all full-time and part-time employees of the Company who have attained age 19 (see Note 10). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Trust, as defined in the Plan Document, is the aggregate funds held by the Trustee, State Street Bank and Trust Company, under the trust agreement established for the purposes of this Plan.
Contributions
Plan members may elect to save a percentage of their base salary and may designate their savings as before-tax, after-tax or a combination of both. Generally, before-tax savings may be elected based on 2% to 30% of base salary and after-tax savings may be elected based on 1% to 30% of base salary (see Note 10). Members who are highly compensated employees may have contribution limits of less than 30% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the “Code”).
Basic Before-Tax Savings are contributions which are not in excess of the first 6% of a member’s base salary. For members who have completed at least six months of service, an amount equal to 50% of a member’s Basic Before-Tax Savings is matched by the Company (“Matching Company contribution”) (see Notes 9 and 10). Members’ savings in excess of 6% of base salary are supplemental savings that are not matched by the Company. In addition, for employees who have completed at least six months of service, the Company contributes 0.5% of highly compensated eligible employees’ base salary and 1.5% of all other eligible employees’ base salary (“Floor Company contribution”) to each employee’s Floor Company contribution account. Pursuant to the terms of the Plan, highly compensated employees are employees whose prior year earnings are equal to or exceed $95 and $90 per annum for 2005 and 2004, respectively. An employee becomes eligible for Floor Company contributions after reaching the age of 19 and completing six months of service, regardless of whether the employee elects to participate in the Plan (see Note 10).
Administrative Costs
The Trust pays certain administrative expenses of the Plan up to 0.25% of the market value of Trust assets. Expenses not paid by the Trust are borne by the Company.

NOTES TO FINANCIAL STATEMENTS (Continued)
($ in thousands)
Member Accounts
Each member’s account is credited with that member’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on member earnings or account balances, as defined in the Plan Document. The benefit to which a member is entitled is the benefit that can be provided from that member’s vested account balance.
Vesting
Members are 100% vested at all times with respect to employee and Floor Company contributions and earnings thereon. Vesting in Matching Company contributions begins after one year of service at which time members are 20% vested. The vesting increases 20% each consecutive year until the fifth consecutive year of service at which time the members are 100% vested. Notwithstanding the foregoing statement, a member becomes fully vested in such member’s Matching Company contribution account upon retirement (for certain members), disability, death, or reaching age 65, or upon the complete discontinuance of Matching Company contributions or termination of the Plan.
Investment Options
Contributions of member savings and Company contributions are invested in any of the 16 investment options of the Plan in multiples of 1%, as elected by the member (“member directed investments”).
Certain investment options are parties-in-interest with The Hartford. See Notes 3 and 8 for further discussion.
Member Loans
Members may borrow from their accounts a minimum of $0.5 to a maximum equal to the lesser of $50 or 50% of their vested account balances. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the member’s account and bears interest at the prime rate in the 3-month calendar quarter the loan originates (as published in the Wall Street Journal) plus 1% and is fixed for the term of the loan. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
On termination of service due to death, disability, retirement, or other reasons, members or their designated beneficiaries may elect to receive either a lump sum amount equal to the value of the vested interest in their respective accounts; annual installments over a period not greater than thirty years (subject to certain conditions); or annual installments over the recipient’s life expectancy and may be paid in cash or stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions.
Forfeitures
At December 31, 2005 and 2004, forfeited non-vested accounts totaled $0 and $670, respectively. These forfeitures are applied to reduce future employer contributions. During the year ended December 31, 2005, employer contributions were reduced by $1,327 from forfeitures.
Note 2. Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

NOTES TO FINANCIAL STATEMENTS (Continued)
($ in thousands)
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan utilizes various investment instruments, including mutual funds, company stock and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur in the near term.
The Plan’s investments are stated at fair value except for its investment in group annuity contracts, which is valued at contract value (see Note 4). The fair value of the common stock of The Hartford Financial Services Group, Inc. is based on quoted market prices. Mutual funds and pooled temporary investment funds are valued at the net asset value of shares held by the Plan at year end. Member loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits
Benefits paid to members are recorded when distributed (see Note 7).
Contributions
Employee and employer contributions are recorded in the period during which the Company makes payroll deductions from members’ compensation.
Note 3. Investments
Investments of the Plan consist of common stock of the Company, various investment funds (including index and mutual funds managed by the Company and pooled temporary investment funds managed by the Trustee), group annuity contracts issued by unaffiliated insurers that are held by an investment fund sponsored by the Company, and loans receivable from members.
The following investments represented 5% or more of the fair value of the Plan’s net assets at the end of the Plan year:

	December 31,
	2005	2004

The Hartford Financial Services Group, Inc. common stock (9,443,348 and 10,848,460 shares at December 31, 2005 and 2004, respectively)	$811,089	$751,907
Index Fund	239,085	237,593
Mutual funds:
Capital Appreciation HLS Fund	193,396	150,037
MidCap HLS Fund	156,558	*
Group Annuity Contracts:
JPMorgan Chase Bank #AITTH01	155,552	132,170
UBS AG Group Annuity Contract #302423	155,314	131,871

*	Investment did not represent 5% or more of the fair value of the Plan’s net assets at December 31, 2004.

NOTES TO FINANCIAL STATEMENTS (Continued)
($ in thousands)
For the year ended December 31, 2005, the Plan’s investments had net appreciation, including gains and losses on investments bought and sold, as well as held during the year, as follows:

2005

The Hartford Financial Services Group, Inc. common stock	$166,440
Index fund	11,227
Mutual funds	15,568

Net appreciation in fair value of investments	$193,235

Note 4. Investments in Group Annuity Contracts
The Plan has entered into numerous traditional and synthetic group annuity contracts with unaffiliated insurance carriers. A synthetic group annuity contract is an investment contract that simulates the performance of a traditional group annuity contract through the use of financial instruments. The key difference between a synthetic group annuity contract and a traditional group annuity contract is that the Plan owns the assets underlying the synthetic group annuity contract and traditional group annuity contracts have fixed crediting interest rates. These contracts are fully benefit-responsive and are included in the financial statements at contract value. Fully benefit-responsive contracts provide for a stated return on principal invested over a specified period and permit withdrawals at contract value for benefit payments, loans, or transfers. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. As of December 31, 2005 and 2004, the estimated contract value of the group annuity contracts, approximating the fair market value, was $635,963 and $562,197, respectively. There are no reserves against contract value for credit risk of contract issuer. The average yield and weighted average crediting interest rate on these contracts were 4.77% and 4.78% for the year ended December 31, 2005, respectively. Crediting interest rates are generally reset quarterly for synthetic contracts and are reset based on formulas which may use market value, book value, duration and yield.
Note 5. Federal Income Tax Status
The Internal Revenue Service has determined and informed the Company by letter dated February 25, 1998, and again on March 23, 2004, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Note 6. Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the Trust agreement and the Trust hereunder, subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, the interests of affected members automatically become fully-vested.
Note 7. Reconciliation of Financial Statements to Form 5500
Amounts allocated to withdrawing members are recorded on Form 5500 as benefit claims that have been processed and approved for payment, but not paid, prior to the end of the Plan year. However, these amounts are not recorded in the Plan’s financial statements until they have been paid. As of December 31, 2005 and 2004, the following is a reconciliation of net assets available for plan benefits between the accompanying financial statements and the amounts on Form 5500:

	2005	2004

Net assets available for benefits per accompanying financial statements	$2,601,317	$2,263,345
Amounts allocated to withdrawing members	(46)	(51)

Net assets available for plan benefits per Form 5500	$2,601,271	$2,263,294

NOTES TO FINANCIAL STATEMENTS (Continued)
($ in thousands)
The following is a reconciliation of benefits paid to members between the accompanying financial statements and the amounts reflected in the Form 5500 for the year ended December 31, 2005:

2005

Benefits paid to members per accompanying financial statements	$144,023
Amounts allocated to withdrawing members at beginning of year	(51)
Amounts allocated to withdrawing members at end of year	46

Benefits paid to members per Form 5500	$144,018

Note 8. Party-in-Interest Transactions
Plan investments are in funds managed by State Street Bank and Trust Company (the Trustee), certain subsidiaries of The Hartford and Deutsche Bank. Fees paid by the Plan for trustee, custodial and investment management services amounted to $863 for the year ended December 31, 2005. Fees paid by the Plan to certain subsidiaries of the Company for the issuance of group annuity contracts amounted to $52 for the year ended December 31, 2005. In addition, certain Plan investments are shares of mutual funds that are sponsored by The Hartford and shares of The Hartford’s common stock. At December 31, 2005 and 2004, the Plan held 9,443,348 shares and 10,848,460 shares of common stock of The Hartford with a cost basis of $372,332 and $421,708, respectively. During the year ended December 31, 2005, the Plan recorded dividend income from The Hartford’s common stock and mutual funds of $79,207.
Note 9. Plan Amendments
Effective January 1, 2004, the following changes were made to the Plan:
•	The Floor Company contribution increased from 0.5% to 1.5% for non-highly compensated Plan members. Floor Company contributions made after January 1, 2004 are not available for in-service withdrawals prior to age 59 1/2.

•	The default investment option for Floor Company contributions made after January 1, 2004 is The Hartford Money Market HLS Fund for Plan members who have not made an investment election.

•	The minimum loan amount decreased from $1.0 to $0.5.

•	Certain employees of Planco Financial Services, a wholly owned subsidiary of The Hartford, became eligible to participate in the Plan. These Plan members are not eligible to receive Matching Company contributions or Floor Company contributions (see Note 10).
Note 10. Subsequent Events
Effective January 1, 2006, the following changes were made to the Plan:
•	Planco Financial Services employees that participate in the Plan became eligible for Matching Company contributions and Floor Company contributions.

•	The minimum eligibility age to participate in the Plan, as well as to receive Floor Company contributions, was lowered from age 19 to age 18.

•	The minimum percentage of base salary designated for before-tax savings was lowered from 2% to 1%.
In June 2006, the Company indicated its intention to make the following changes to the Plan:
•	Beginning June 21, 2006, six individual Target Retirement Funds were made available as investment options.

•	Effective September 1, 2006, the Stock HLS Fund and the Advisors HLS Fund will no longer be available as investment options.

NOTES TO FINANCIAL STATEMENTS (Continued)
($ in thousands)
•	Effective September 1, 2006, no more than 10% of future contributions and fund transfers can be directed to The Hartford Financial Services Group, Inc. Stock Fund.

•	Effective September 1, 2006, the default investment option for Plan members that have not made an investment election will be the Target Retirement Fund nearest to the Plan member’s expected retirement date (the Company assumes this to be age 65).

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
($ IN THOUSANDS)

		(c) Description of Investment Including Maturity Date,				(e) Current
(a)	(b) Identity of Party	Rate of Interest, Collateral, Par or Maturity Value	(d) Cost			Value

	The Hartford Financial Services Group, Inc. Stock Fund
*	The Hartford	The Hartford Financial Services Group, Inc. common stock (9,443,348 shares)	$	*	**	$811,089

*	State Street Bank and Trust	State Street Cash Fund – STIF		*	**	9,899

		Subtotal Stock Fund				820,988

	Index Fund
*	The Hartford	Index Fund, Fund #NCD5		*	**	239,085

		Subtotal Index Fund				239,085

	Stable Value Fund
*	Deutsche Bank	Stable Value Fund, Fund #NCD6, including the following group annuity contracts:

	IXIS Financial Products Inc. (formerly CDC)	Group Annuity Contract #WR1879 01, 3.89%, 10/31/2035		*	**	78,336

	Canada Life Assurance Company	Group Annuity Contract #P46092, 5.77%, 4/10/2006		*	**	3,001

	General Electric Capital Assurance Company	Group Annuity Contract #GS3614, 5.92%, 6/01/2006		*	**	6,407

	Monumental Life Insurance Company	Group Annuity Contract #MDA00380TR, 3.95%, 10/31/2035		*	**	53,007

	JPMorgan Chase Bank	Group Annuity Contract #AITTH01, 5.10% **		*	**	155,552

	Security Benefit Life Insurance Company	Group Annuity Contract #G-0105, 6.46%, 1/25/2006		*	**	4,401

	Monumental Life Insurance Company	Group Annuity Contract #ADA00212TR, 5.25% **		*	**	81,039

	Transamerica Life Insurance & Annuity Company	Group Annuity Contract #TDA76592TR, 4.36%, 10/31/2035		*	**	98,906

	UBS AG	Group Annuity Contract #302423, 4.97% **		*	**	155,314

		Subtotal Group Annuity Contracts				635,963

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005 (CONTINUED)
($ IN THOUSANDS)

					(e)
		(c) Description of Investment Including Maturity Date,			Current
(a)	(b) Identity of Party	Rate of Interest, Collateral, Par or Maturity Value	(d)	Cost	Value

*	State Street Bank and Trust	Hartford STIF	$***		$15,773

		Subtotal Stable Value Fund			651,736

	Mutual Funds:
	Stock HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Stock HLS Fund, Class IA shares, Fund #NCD2	***		13,460

	Advisers HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Advisers HLS Fund, Class IA shares, Fund #NCC5	***		61,264

	Bond HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Bond HLS Fund, Class IA shares, Fund #NCC3	***		64,966

	Money Market HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Money Market HLS Fund, Class IA shares, Fund #NCD1	***		46,172

	Dividend and Growth HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Dividend and Growth HLS Fund, Class IA shares, Fund #NCD4	***		77,043

	International Opportunities HLS Fund
*	The Hartford	Hartford Series Fund, Inc. International Opportunities HLS Fund, Class IA shares, Fund #NCC6	***		55,959

	Capital Appreciation HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Capital Appreciation HLS Fund, Class IA shares, Fund #NCD3	***		193,396

	Small Company HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Small Company HLS Fund,Class IA shares, Fund #NCC1	***		88,794

	MidCap HLS Fund
*	The Hartford	Hartford Series Fund, Inc. MidCap HLS Fund, Class IA shares, Fund #NCC2	***		156,558

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005 (CONTINUED)
($ IN THOUSANDS)

		(c) Description of Investment Including Maturity Date,			(e) Current
(a)	(b) Identity of Party	Rate of Interest, Collateral, Par or Maturity Value	(d)	Cost	Value

	High Yield HLS Fund
*	The Hartford	Hartford Series Fund, Inc. High Yield HLS Fund, Class IA shares, Fund #NCC4	$ ***		$18,871

	Global Leaders HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Global Leaders HLS Fund, Class IA shares, Fund #NCC7	***		26,876

	Global Health HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Global Health HLS Fund, Class IA shares, Fund #NCC9	***		22,213

	Global Technology HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Global Technology HLS Fund, Class IA shares, Fund #NCC8	***		16,215

		Subtotal Mutual Funds			841,787

	Clearing Account
*	State Street Bank and Trust	Clearing Account, Fund #NCD8	***		1,335

		Subtotal Clearing Account			1,335

	Loan Fund
*	Plan Members	Loans Receivable from Members, maturing in 2006 through 2021 bearing interest at rates from 5.00% - 11.50%	N/A		40,793

		Subtotal Loan Fund			40,793

		Total			$2,595,724

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for member directed investments, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of The Hartford Investment and Savings Plan by the undersigned thereunto duly authorized.

THE HARTFORD INVESTMENT AND SAVINGS PLAN (Name of Plan)

BY: /s/ Lynn Farrell
Lynn Farrell
Plan Administrator June 26, 2006